

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2010

Ms. Diana P. Diaz
Vice President and Chief Financial Officer
Sharps Compliance Corporation
9220 Kirby Drive, Suite 500
Houston, Texas 77054

      Re: **Sharps Compliance Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              Definitive Proxy Statement on Schedule 14A filed October 23, 2009
                  File No. 1-34269

Dear Ms. Diaz:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief